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RIT TECHNOLOGIES LTD.

QUESTIONS & ANSWERS REGARDING THE OFFER TO EXCHANGE CERTAIN OUTSTANDING OPTIONS FOR NEW OPTIONS

Following are answers to various questions that you may have about the offer to exchange certain outstanding options for new options (the “Offer”), which was presented to you by RiT Technologies Ltd. (the “Company”).

IT IS EMPHASIZED THAT THE ANSWERS TO THE FOLLOWING QUESTIONS DO NOT INCLUDE ALL THE PROVISIONS AND RELEVANT INFORMATION NEEDED IN ORDER TO REACH A DECISION WHETHER TO PARTICIPATE IN THE OFFER. THE BINDING PROVISIONS ARE THOSE SET FORTH IN THE OFFER, THE COMPANY’S 2003 SHARE OPTION AND THEIR ACCOMPANYING DOCUMENTS ONLY.

Unless otherwise defined herein, the terms defined in the Offer shall have the same defined meanings in this document. To the extent that there is an inconsistency between the terms of this document and the terms of the Offer, the terms of the Offer shall govern. In this document, words and expressions importing the masculine gender are done so for purposes of clarity alone, and shall include the feminine gender as well.

General Discussion of the Offer

1.  Why is the Company making the Offer?
Since January 1, 2003, the date on which a tax reform became effective in Israel, referred to as the “Tax Reform,” it is possible in certain circumstances to exchange options, which were granted prior to the Tax Reform, with new options so that gains derived from such options, once a taxable event occurs, will be taxed in a decreased rate of 25%.  In making the Offer to exchange exchangeable options held by eligible optionees for new options that will be granted under the 2003 Plan, it is the Company’s goal to provide eligible optionees with the benefit of the reduced tax rate.

2.  What securities is the Company seeking in the Offer?
The Company is offering to exchange new options under its 2003 Plan for all outstanding and unexercised options to purchase Shares previously granted under its 1996 Plan, which shall be unvested at the time of their exchange, and which are referred to as the “exchangeable options”.

3.  Who is eligible to participate in the Offer?
In order to be eligible to tender exchangeable options, on the date the Offer commences through the date on which the Offer expires, you must be either (1) employed by the Company or one of its subsidiaries, or (2) a director of the Company or its subsidiaries; and an Israeli resident for tax purposes (each, an “eligible optionee” and collectively, “eligible optionees”).

Participation in the Offer is completely voluntary.  However, you may only tender the entire amount of options granted to you under the 1996 Plan.

Terms of the New Options and Basics of the Offer

4.  How many new options will you receive in exchange for your tendered options? What will be the terms of the new options?
Subject to the terms and conditions of the Offer, exchangeable options that are duly tendered for exchange and accepted by the Company will be cancelled and in exchange for such cancelled options, the Company will issue new options at a uniform exchange ratio of 1:1. Therefore, the number of Shares subject to new options to be granted to you within the framework of the Offer will be equal to the number of Shares subject to the exchangeable options tendered by you.

The Company will grant the new options under the 2003 Plan, pursuant to a new stock option agreement or grant letter that you will execute with the Company before receiving new options.  Please see the answers to Questions 6, 7 and 8 below for a discussion of the exercise price, vesting schedule and expiration date of the new options as well as other key terms of the new options.

5.  When will you receive your new options?
The Company will grant the new options on December 27, 2003, referred to as the “exchange date”.

6.  What will the exercise price of the new options be?
The exercise price per share of each new option will be equal to the exercise price per share of the exchangeable option that will be tendered in exchange for such new option.

7.  When will the new options vest?
The vesting schedule for new options will be identical to that of the exchangeable options that will be tendered in exchange for such new options, and will take into account the vesting schedule that was set with respect to the exchangeable options that are to be cancelled in exchange for such new options.

The vesting schedule for your exchangeable options NOT tendered for exchange under the Offer will remain unchanged.

8.  When will your new options expire?
Your new options will expire ten (10) years from the exchange date (whether exercisable or not), or earlier if your employment or service with the Company, or any of its subsidiaries, terminates and otherwise in accordance with the terms of the 2003 Plan under which the new options are granted and the stock option agreement or grant letter to which you enter with the Company.

Deciding Whether to Participate in the Offer

9.  Will you be required to give up all your rights to the cancelled options?
Yes. Once the Company has accepted exchangeable options tendered by you, these exchangeable options will be cancelled and you will no longer have any rights under those exchangeable options to the extent they were tendered and cancelled.

10.  What does the Company and its Board of Directors think of the Offer?
Although the Company’s Board of Directors has approved the Offer, neither the Company nor its Board of Directors makes any recommendation as to whether you should tender your exchangeable options under the Offer. You must make your own decision whether or not to tender exchangeable options.

11.  How should you decide whether or not to participate in the Offer and tender your exchangeable options?

BEFORE DECIDING WHETHER TO TENDER YOUR EXCHANGEABLE OPTIONS, WE RECOMMEND THAT YOU (1) CAREFULLY REVIEW THE INFORMATION REGARDING THE OFFER AND ITS APPENDICES, INCLUDING THE ELECTION FORM, AND (2) CONSULT WITH YOUR PERSONAL LEGAL, FINANCIAL AND TAX ADVISORS.

Discussion of Participation in the Offer

12.  Do you have to tender all options that are eligible for exchange?
Yes. If you choose to tender exchangeable options, you must tender the entire amount of unexercised exchangeable options that you received under the 1996 Plan, even if such options were granted to you on more than one occasion. A partial tender of your exchangeable options will not be accepted.

13.  What happens to options that you choose not to tender or that are not accepted by us for exchange?
Your exchangeable options that will not be tendered and accepted for exchange under the Offer will not be affected by the Offer at all, will remain outstanding and retain their current exercise price and current vesting schedule until exercised or until they expire in accordance with their terms.

14.  When does the Offer expire? Can the Offer be extended, and if so, how will you be notified if it is extended?
THE OFFER (AND THE DEADLINE TO TENDER OPTIONS) WILL EXPIRE ON Wednesday, December 31, 2003, AT 12:00 P.M., ISRAEL TIME, UNLESS THE COMPANY EXTENDS THE OFFER.  The Company may, in its discretion, extend the Offer at any time, but it cannot assure you that the Offer will be extended or, if extended, for how long.  If the Offer is extended, the Company will notify you of such extension by individual or public announcement of the extension.

15.  How do you tender your options?
In order to tender your exchangeable options you must properly fill out and execute the Election Form and any other documents required by the Election Form. You must deliver the Election Form and any other documents required by the Election Form, before 12:00 p.m., Israel time, on the date the Offer expires (as may be extended from time to time), to Maura Rosenfeld.

You will not be able to participate in the Offer if you miss this deadline. Subject to the Company’s rights to extend, terminate and amend the Offer, the Company presently anticipates that it will accept all properly and validly tendered options submitted within the tender offer period, promptly after the expiration of the Offer. The Company, however, reserves the right to reject any or all tenders of options that its determines are not properly and validly tendered, such as if they are not timely submitted or tendered by ineligible optionees, if the Election Form is not properly completed, or that the Company determines are unlawful to accept. Furthermore, the Company reserves the right to terminate or amend the Offer if in the opinion of the Company’s Board of Directors the level of acceptance of the Offer does not justify its execution.

Tax Considerations

16.  Will you have to pay taxes if you exchange your options in the Offer?
The Company believes that, the exchange of exchangeable options will be treated as non-taxable for Israeli income tax purposes, and that you will not be required to recognize income for Israeli income tax purposes either at the time of the surrender of exchangeable options or at the time of grant of the new options.  THE COMPANY IS NOT IN A POSITION TO PROVIDE TAX ADVICE, AND IT STRONGLY RECOMMENDS THAT YOU CONSULT WITH YOUR TAX ADVISOR TO DETERMINE THE TAX CONSEQUENCES TO YOU OF THE OFFER.

17. What are the tax consequences to me at the time of exercise or sale of the new options?

The Company has elected to grant the new options under the Capital Gain Route of Section 102 of Tax Ordinance (the “Capital Gain Route”). In order for you to be eligible for the tax benefits of the Capital Gain Route, the new options (or Shares issued upon exercise thereof) are required to be held by a trustee approved by the Income Tax Authority (the “Trust”) at least until January 1, 2006 (the “Trust Period”). Accordingly, if you tender your exchangeable options, the principal consequences applicable to you for the taxation of the new options you will receive will be:

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you will not recognize any taxable income at the time the new options are granted or at the time of exercise thereof; and

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if you sell the Shares underlying new options or release them or new options from the Trust (collectively, a “Sale”) after the end of the Trust Period, the gain equal to the excess of the sale proceeds (or their fair market fair value, if released from the Trust but not sold) over the exercise price paid by you will be treated as a capital gain, and taxed at a rate of only 25%, without social security or national health insurance charges.  However, if you execute a Sale prior to the lapse of the Trust Period, then all gains derived from such Sale shall be deemed ordinary income and subject to tax at your marginal tax rate (up to 50%), social security and national health insurance payments.

Miscellaneous

18.  With whom can you talk if you have questions about the Offer?

You should direct questions about the Offer or requests for assistance or for additional copies of the Offer and its appendices, including the Election Form, to Maura Rosenfeld.